Mail Stop 4561

May 5, 2008

VIA U.S. MAIL AND FAX (281) 334-9508

Mr. Daniel Dror
Chief Executive Officer
American International Industries, Inc.
601 Cien St, Suite 235
Kemah, TX 77565-3077

> **Re:** **American International Industries, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed March 18, 2008**
> **File No. 001-33640**

Dear Mr. Dror:

We have reviewed your filing and have the following comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Corporate Transactions

1.   We note that you sold a manufacturing and warehouse facility in Houston, TX during 2006, and that your subsidiary has entered into a new operating lease with the purchaser but that you did not disclose this transaction in the notes to your financial statements in 2007 or 2006. Please tell us how you considered SFAS 66, SFAS 98 and SFAS 13 in determining that it was appropriate to recognize full profit on this transaction, and revise your financial statements to include the disclosures required by the aforementioned accounting literature related to this transaction. Specifically see paragraphs 10-13 of SFAS 98.

Property, Plant, Equipment, Depreciation, Amortization and Long-Lived Assets

2.   Please revise your accounting policy related to impairments of long-lived assets to be in accordance with SFAS 144. Refer to paragraphs 7 and 8 of SFAS 144. Additionally, tell us whether you have evaluated the property in Waller County, Texas, purchased during 2007, for impairment. Please tell us what the current list price of the property is.

Revenue Recognition

3.   Please revise your revenue recognition footnote to provide your specific revenue recognition policies for each of the significant ways in which you earn revenues.

(6) Long-term Notes Receivable

4.   Please tell us how the Net note receivable from sale of real estate in the amount of $3 million originated. Provide us with details of the sale transaction, including the amount of any gain, and how you have recognized that gain in accordance with SFAS 66.

5.   It appears from your table that no payments were made on the $200,000 note receivable from the sale of Marald, Inc. during 2007. Please tell us whether or not you have recognized an impairment on this loan. Refer to SFAS 114.

6.   We note from your table that only $125,000 of principal was paid during 2007 on the note receivable from the Notre Dame settlement, instead of the $250,000 that was due. We also note that you recognized the full amount of the gain on settlement of $2 million during 2006. Please tell us, and disclose in your amended filing, whether or not this note is current, and the amount of the reserve you have recorded against this note receivable.

(15) Texas Emissions Reduction Plan Grant

7.   Please revise your accounting for this grant to account for it in accordance with accounting principles generally accepted in the United States of America.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief